SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:               RENN Global Entrepreneurs Fund, Inc.,

formerly known as

Renaissance Capital Growth & Income Fund III, Inc.

Address of Principal Business Offices (No. & Street, City, State, Zip Code):

c/o RENN Capital Group, Inc.
8080 N. Central Expressway, Suite 210/ LB 59
Dallas, Texas 75206

Telephone Number (including area code): (214) 891-9294

Name and address of agent for service of process:

Russell Cleveland
President and CEO
RENN Capital Group, Inc.
8080 N. Central Expressway, Suite 210/ LB 59
Dallas, Texas 75206

Copy to:
Steven B. Boehm, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Ave. N.W.
Washington, DC 20004-2415

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: Yes [ ] No [X]

FORM N-8A

Item 1.          Exact name of registrant.

RENN Global Entrepreneurs Fund, Inc.

formerly known as
Renaissance Capital Growth & Income Fund III, Inc. (the “Fund”).

Item 2.      Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

The Fund was organized in Texas on January 20, 1994.

Item 3.     Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund).

The Fund is organized as a corporation.

Item 4.     Classification of registrant (face-amount certificate company, unit investment trust, or management company).

The Fund is classified as a management company.

Item 5.     If registrant is a management company:

     (a)     state whether registrant is a “closed-end” company or an “open-end”

company;

The Fund is a “closed-end” company.

     (b)     state whether registrant is registering as a “diversified” or a “non-diversified”

company.

The Fund is classified as a “non-diversified” company.

Item 6.     Name and address of each investment adviser of registrant.

RENN Capital Group, Inc., located at 8080 N. Central Expressway, Suite 210/LB 59, Dallas, Texas 75206, is the investment adviser to the Fund.

Item 7.     If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.

The address for all of the following directors and officers of the Fund is: 8080 N. Central Expressway, Suite 210/LB 59, Dallas Texas 75206.

The directors of the Fund are:
Peter Collins
J. Philip McCormick
Charles C. Pierce, Jr.
Ernest C. Hill
Russell Cleveland

The officers of the Fund are:

Russell Cleveland, Chief Executive Officer and President
Barbe Butschek, Secretary and Treasurer
Scott E. Douglass, Vice President
Z. Eric Stephens, Vice President

Item 8.     If registrant is an unincorporated investment company not having a board of directors:

Not applicable.

     (a)      state the name and address of each sponsor of registrant;

     (b)     state the name and address of each officer and director of each sponsor of registrant;

     (c)     state the name and address of each trustee and each custodian of registrant.

Item 9.     (a)     State whether registrant is currently issuing and offering its securities directly to the public (yes or no).

No.

     (b)     If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of each underwriter.

Not applicable.

     (c)     If the answer to Item 9(a) is “no” and the answer to Item 9(b) is “not applicable,” state whether registrant presently proposes to make a public offering of its securities (yes or no).

No.

     (d)     State whether registrant has any securities currently issued and outstanding

          (yes or no).

Yes.

     (e)     If the answer to Item 9(d) is “yes,” state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant’s outstanding securities (other than short-term paper)

          and the name of any company owning 10 percent or more of registrant’s outstanding voting securities.

4,463,967 common shares’

There are no shareholders with an interest of 10 percent or more.

Item 10.     State the current value of the registrant’s total assets.

$41,467,695.57 as of April 30, 2009

Item 11.     State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no).

No.

Item 12.     Attach as an exhibit a copy of the registrant’s last regular periodic report to its securityholders, if any.

Attached, as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Dallas, and State of Texas on the 18th day of May, 2009.

Signature:RENN Global Entrepreneurs Fund, Inc.

(Name of Registrant)

                    By:/s/ Russell Cleveland

                                                          Name: Russell Cleveland
                                                          Title: Director, President & Chief Executive Officer

Attest:

/s/ Barbe Butschek
Name: Barbe Butschek
Title: Secretary